Management's Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Golden Star Resources Ltd. and its subsidiaries("Golden Star" or "the Company" or "we" or "our"). This Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the Company's audited consolidated financial statements and related notes for the year ended December 31, 2015 and the unaudited condensed interim consolidated financial statements and related notes for the three and nine months ended September 30, 2016 and September 30, 2015, which are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A includes information available to, and is dated, November 2, 2016. Unless noted otherwise, all currency amounts are stated in U.S. dollars and all information presented in this MD&A is prepared in accordance with IFRS.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking information and statements in this MD&A include, but are not limited to, information or statements with respect to: production and cash operating costs estimates for 2016; the achievement of full year guidance for 2016 at Wassa and Prestea; the timing for transforming Wassa and Prestea into lower cost producers; the impact of the brownfield underground development projects at Wassa and Prestea on the Company; the ability of the Company to transform into a reliable and stable low cost producer when both underground projects are in full production and the timing for such production; Wassa and Prestea Underground mines being in commercial production by the end of 2017 and full production in 2018; mining of the F Shoot stopes at Wassa Underground during the fourth quarter of 2016 and the dilution and the time for mining the B Shoot at Wassa Underground and the impact on 2016 production from Wassa Underground; sustaining and development capital expenditures estimates for 2016; total capital expenditures expected to be incurred at Prestea Underground and Wassa in 2016; the change to Alimak stoping at Prestea Underground mine and the safety and efficiency of such method of mining at Prestea Underground mine; the timing of stoping at Prestea Underground mine; expected funding under the Streaming Agreement (as defined herein); the sufficiency of the Company’s existing cash balance; Prestea open pit continuing to deliver better than expected mining rates and grades for the remainder of 2016; the ounces and grade of, and timing for mining at Mampon; the remaining proceeds from the Streaming Agreement and expected mine operating margin to fund operations and capital expenditures as required for the development of the Wassa Underground and the Prestea Underground mines; the timing for and payment by RGLD (as defined below) of the final $10.0 million of scheduled advance payment pursuant to the Streaming Agreement; the savings in interest charges during the remainder of 2016 resulting from the repayment of Ecobank loan II; working capital, debt repayments and requirements for additional capital; the timing for providing an update of the Company's exploration strategy; and the ability of the Company to repay the outstanding principal amount of the 5% Convertible Debentures when due or to restructure them or make alternate arrangements.
Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of Golden Star to be materially different from future results, performance or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those set forth in the forward-looking information and statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, liquidity risks, suppliers suspending or denying delivery of products or services, regulatory restrictions (including environmental regulatory restrictions and liability), actions by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, the availability of capital on reasonable terms or at all, local and community impacts and issues, results of pending or future feasibility studies, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Golden Star has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those described in forward-looking information and statements, there may be other factors that cause actual results, performance or achievements not to be as anticipated, estimated or intended.
Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favourable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in Golden Star's Annual Information Form for the year ended December 31, 2015. Although Golden Star has attempted to identify important factors that could cause actual results, performances and achievements to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results, performance and achievements not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results, performance, and achievements and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this MD&A, except as required by applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by Dr. Martin Raffield, Senior Vice- President, Technical Services for Golden Star who is a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and by S. Mitchel Wasel, BSc Geology who is a Qualified Person pursuant to NI 43-101.  Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy. All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and in compliance with the requirements of NI 43-101. All mineral resources are reported inclusive of mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Information on data verification performed on, and other scientific and technical information relating to, the mineral properties mentioned in this MD&A that are considered to be material mineral properties of the Company are contained in Golden Star's Annual Information Form for the year ended December 31, 2015 and the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on feasibility study of the Wassa open pit mine and underground project in Ghana” effective date December 31, 2014; (ii) Bogoso - “NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd., Bogoso Prestea Gold Mine, Ghana” effective date December 31, 2013; and (iii) Prestea Underground - “NI 43-101 Technical Report on a Feasibility Study of the Prestea Underground Gold Project in Ghana" effective date November 3, 2015.
Cautionary Note to U.S. Investors
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC's Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with CIM standards. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic viability. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

OVERVIEW OF GOLDEN STAR
Golden Star is an established gold producer that holds a 90% interest in the Wassa and Bogoso/Prestea gold mines in Ghana. The Company is pursuing brownfield underground development projects at its Wassa and Prestea mines that are expected to transform the Company into a reliable and stable low cost producer when both projects are in commercial production in 2017 and full production expected by the end of 2018. The Company is a reporting issuer or the equivalent in all provinces of Canada, in Ghana and in the United States, and files disclosure documents with securities regulatory authorities in Canada, Ghana and with the SEC in the United States.
SUMMARY OF OPERATING AND FINANCIAL RESULTS

		Three Months Ended September 30,		Nine Months Ended September 30,
OPERATING SUMMARY		2016	2015	2016	2015
Wassa Main Pit gold sold	oz	20,229	28,848	72,207	76,871
Wassa Underground gold sold	oz	2,202	—	3,195	—
Bogoso/Prestea gold sold	oz	22,930	23,050	65,624	93,404
Total gold sold	oz	45,361	51,898	141,026	170,275
Total gold produced	oz	44,974	51,898	140,651	170,275
Average realized gold price	$/oz	1,286	1,088	1,219	1,167

Cash operating cost per ounce - Consolidated[1]	$/oz	964	988	870	1,056
Cash operating cost per ounce - Wassa[1]	$/oz	1,110	770	898	923
Cash operating cost per ounce - Bogoso/Prestea[1]	$/oz	835	1,261	839	1,164
All-in sustaining cost per ounce - Consolidated[1]	$/oz	1,153	1,151	1,059	1,237

FINANCIAL SUMMARY
Gold revenues	$'000	55,511	56,452	168,035	198,767
Cost of sales excluding depreciation and amortization	$'000	44,608	55,199	128,622	206,140
Depreciation and amortization	$'000	5,111	5,525	15,043	30,285
Mine operating margin/(loss)	$'000	5,792	(4,272)	24,370	(37,658)
General and administrative expense	$'000	9,370	3,299	25,237	11,760
Loss/(gain) on fair value of financial instruments, net	$'000	5,784	(5,056)	26,516	(54)
Loss on repurchase of 5% Convertible Debentures, net	$'000	12,048	—	11,594	—
Net loss attributable to Golden Star shareholders	$'000	(23,110)	(6,832)	(43,093)	(81,462)
Adjusted net earnings/(loss) attributable to Golden Star shareholders[2]	$'000	1,148	(11,205)	11,119	(35,358)
Loss per share attributable to Golden Star shareholders - basic and diluted	$/share	(0.07)	(0.03)	(0.16)	(0.31)
Adjusted earnings/(loss) per share attributable to Golden Star shareholders - basic and diluted [2]	$/share	0.01	(0.04)	0.04	(0.14)
Cash provided by operations	$'000	20,964	45,341	28,015	47,515
Cash provided by operations before working capital changes[3]	$'000	21,500	43,223	51,561	23,712
Cash provided by operations per share - basic and diluted	$/share	0.06	0.17	0.10	0.18
Cash provided by operations before working capital changes per share - basic and diluted	$/share	0.07	0.15	0.19	0.09
Capital expenditures	$'000	21,656	17,789	60,577	43,325
1 See "Non-GAAP Financial Measures" section for a reconciliation of cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales before depreciation and amortization.
2 See "Non-GAAP Financial Measures" section for a reconciliation of adjusted net earnings/(loss) attributable to Golden Star shareholders and adjusted earnings/(loss) per share attributable to Golden Star shareholders to net loss attributable to Golden Star shareholders and loss per share attributable to Golden Star shareholders.
3 See "Non-GAAP Financial Measures" section for an explanation of the calculation of cash provided by operations before working capital changes.

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Gold sales of 45,361 ounces in the third quarter of 2016 were 13% lower than the 51,898 ounces sold in the same period in 2015. Bogoso/Prestea gold sales in the third quarter of 2016 were consistent with the same period in 2015. Wassa gold sales decreased to 22,431 ounces due mainly to a 28% decrease in ore grade processed as a result of mining in a lower grade zone. For the nine months ended September 30, 2016, gold sales of 141,026 ounces were 17% lower than the 170,275 ounces sold in the same period in 2015, due primarily to the lower throughput at Bogoso/Prestea as 2016 production at Prestea was exclusively from the lower cost Prestea non-refractory operation.

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Consolidated cash operating cost per ounce was $964 in the third quarter of 2016, 2% lower than $988 in the same period in 2015. Wassa's cash operating cost per ounce of $1,110 in the third quarter of 2016 compared to $770 in the same period in 2015. The higher cash operating cost per ounce at Wassa was due to a 30% decrease in gold sold attributable to the Wassa Main Pit as a result of a 28% decrease in ore grade processed compared to the same period in 2015. Bogoso/Prestea's cash operating cost per ounce was $835 in the third quarter of 2016, compared to $1,261 in the same period in 2015. The lower cash operating cost per ounce was a result of lower mine operating costs due to exclusively mining and processing Prestea oxide ore through the non-refractory plant in 2016. During the third quarter of 2015, 68% of the Bogoso/Prestea production was from the high cost Bogoso refractory operation, which was suspended at the end of the third quarter of 2015. For the nine months ended September 30, 2016, consolidated cash operating cost per ounce was $870, compared to $1,056 in the same period in 2015, representing a 18% decrease, due to the suspension of the high cost refractory plant at Bogoso/Prestea.

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Gold revenues totaled $55.5 million in the third quarter of 2016, compared to $56.5 million in the same period in 2015. The decline in gold revenues was a result of fewer ounces sold at Wassa, offset by a higher realized gold price in the third quarter of 2016 as compared to the same period in 2015. The decline in ounces sold at Wassa was a result of decrease in ore grade processed. For the nine months ended September 30, 2016, gold revenue totaled $168.0 million, a 15% decline compared to $198.8 million in the same period in 2015 due primarily to lower gold sales at Bogoso/Prestea following the suspension of the high cost refractory operation at Bogoso and lower gold sales at Wassa as a result of lower ore grade processed.

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Cost of sales excluding depreciation and amortization in the third quarter of 2016 totaled $44.6 million compared to $55.2 million in the same period in 2015. For the nine months ended September 30, 2016, cost of sales excluding depreciation and amortization totaled $128.6 million compared to $206.1 million in the same period in 2015. The decrease in cost of sales excluding depreciation and amortization for both the three and nine months ended September 30, 2016 were due primarily to a decrease in mine operating expenses at the Bogoso/Prestea mine. Lower mine operating expenses were a result of exclusively mining and processing lower cost Prestea oxide ore through the non-refractory plant as compared to processing primarily refractory ore through the higher cost refractory plant in 2015. Additionally, Bogoso incurred $13.0 million of severance charges in the first nine months of 2015 as compared to $nil during the first nine months of 2016, resulting in significant savings.

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Depreciation and amortization expense totaled $5.1 million in the third quarter of 2016 compared to $5.5 million in the same period in 2015. For the nine months ended September 30, 2016, depreciation and amortization totaled $15.0 million compared to $30.3 million in the same period in 2015. The decrease in depreciation and amortization expense for both the three and nine months ended September 30, 2016 were primarily a result of the lower production in both operations and higher reserve and resource estimates at the Bogoso/Prestea operation compared to prior year.

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General and administrative costs totaled $9.4 million in the third quarter of 2016, compared to $3.3 million in the same period in 2015. For the nine months ended September 30, 2016, general and administrative costs totaled $25.2 million compared to $11.8 million in the same period in 2015. The increase was due to the higher non-cash share-based compensation accrued for the three and nine months ended September 30, 2016, compared to the same periods in 2015. Non-cash share-based compensation expenses were $6.4 million and $16.2 million respectively for the three and nine months ended September 30, 2016, compared to a recovery of $0.2 million and an expense of $1.8 million respectively for the three and nine months ended September 30, 2015. Share-based compensation increased in 2016 as a result of significant improvement in the Company's share price. General and administrative costs excluding non-cash share-based compensation costs totaled $2.9 million and $9.1 million for the three and nine months ended September 30, 2016 were slightly lower than the same periods in 2015.

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The Company recorded $17.7 million of losses on financial instruments in the third quarter of 2016 compared to a gain of $5.1 million in the same period in 2015. The losses in the third quarter of 2016 were comprised of $12.0 million losses on repurchases of the 5% Convertible Debentures, $1.9 million non-cash revaluation loss on the 5% Convertible Debentures, $3.3 million non-cash revaluation loss of the derivative liability of the 7% Convertible Debentures, $0.8 million non-cash revaluation loss on warrants, offset by $0.3 million gain on forward and collar contracts. The $5.1 million fair value gain recognized in the third quarter of 2015 was comprised of a $4.9 million non-cash revaluation gain on the 5% Convertible Debentures and a $0.2 million non-cash revaluation gain on warrants. The valuation techniques used for these financial instruments are disclosed in the "Financial Instruments" section of this MD&A. For the nine months ended September 30, 2016, the Company recorded $38.1 million of losses on financial instruments compared to a gain of $0.1 million in the same period in 2015. The losses in the first nine months of 2016 were comprised of $11.6 million losses on repurchases of the 5% Convertible Debentures, $17.1 million non-cash revaluation loss on the 5% Convertible Debentures, $3.3 million non-cash revaluation loss of the derivative liability of the 7% Convertible Debentures, $2.8 million non-cash revaluation loss on warrants and $3.3 million loss on forward and collar contracts.

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Net loss attributable to Golden Star shareholders for the third quarter of 2016 totaled $23.1 million or $0.07 loss per share, compared to a net loss of $6.8 million or $0.03 loss per share for the same period in 2015. For the nine months ended September 30, 2016, net loss attributable to Golden Star shareholders totaled $43.1 million or $0.16 loss per share, compared to a net loss of $81.5 million or $0.31 loss per share in the same period in 2015. The increase in net loss attributable to Golden Star shareholders for the three months ended September 30, 2016 was due mainly to a $12.0 million realized loss on the repurchase of the 5% Convertible Debentures, a $10.9 million increase in loss on fair value of financial instruments, and a $6.7 million increase in non-cash share-based compensation expense, offset by a $10.1 million increase in mine operating margin and a $3.6 million decrease in net finance expenses.

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Adjusted net earnings attributable to Golden Star shareholders (see "Non-GAAP Financial Measures" section) was $1.1 million in the third quarter of 2016, compared to adjusted loss attributable to Golden Star shareholders of $11.2 million for the same period in 2015. For the nine months ended September 30, 2016, adjusted net earnings attributable to Golden Star shareholders (see "Non-GAAP Financial Measures" section) was $11.1 million compared to adjusted loss of $35.4 million attributable to Golden Star shareholders in the same period in 2015. The higher adjusted net earnings attributable to Golden Star shareholders in the three and nine months ended September 30, 2016 was principally due to higher mine operating margin at the Bogoso/Prestea operation compared to same periods in 2015.

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Cash provided by operations was $21.0 million for the third quarter of 2016, compared to $45.3 million in the same period in 2015. Cash provided by operations was impacted by the amount of advance payments received from RGLD during the periods, even though mine operating margin improved significantly comparing the three and nine months ended September 30, 2016 to the same periods in 2015. For the three months ended September 30, 2015, an advance payment of $20.0 million was received from RGLD compared to $55.0 million of advance payments for the same period in 2015. For the nine months ended September 30, 2016, cash provided by operations was $28.0 million compared to $47.5 million in the same period in 2015 due mainly to higher mine operating margin offset by $15 million decrease in advance payments from RGLD.

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Capital expenditures for the third quarter of 2016 totaled $21.7 million compared to $17.8 million in the same period in 2015. The major capital expenditures in the third quarter of 2016 at Wassa included $6.4 million of expenditures relating to the development of the Wassa Underground Mine and $1.9 million for the improvement of the tailings storage facility. Capital expenditures at Bogoso/Prestea during the third quarter of 2016 included $11.4 million on expenditures relating to the development of Prestea Underground Mine and $0.5 million on the Prestea Open Pit Mines. For the nine months ended September 30, 2016, capital expenditures totaled $60.6 million compared to $43.3 million in the same period in 2015.

OUTLOOK FOR 2016
Full company production, cost and capital expenditures guidance for 2016 operations remains unchanged. As outlined in further detail in the development project update section which follows, production from the Wassa Underground mine is now anticipated to be in the range of 11,000 - 15,000 ounces for 2016. The Company’s focus on expanding the resources in the F Shoot by better delineating the F Shoot stopes has delayed the timing of ore produced from the B Shoot. The Wassa surface operation anticipates production to be in the 89,000 - 97,000 range for 2016. The projected decrease in production is a result in realizing grades slightly below those anticipated. The cash operating cost per ounce for the Wassa surface operation is expected to be $900 - $990 per ounce.
At the Prestea open pit operation, better than anticipated mining rates and grade have delivered positive production and cost results. The Company continues to anticipate these positive results throughout the remainder of 2016. As a result, the Company anticipates the production range at Prestea to be 80,000 - 93,000 ounces for 2016. Cash operating cost per ounce guidance for Prestea is now $800 - 890 per ounce.
Full company 2016 production is expected to be between 180,000 - 205,000 ounces at a cash operating cost per ounce of $815 - $925, as per initial guidance.

CORPORATE DEVELOPMENTS
Gold prices
Spot gold prices closed at $1,323 per ounce on September 30, 2016, relatively unchanged from the spot gold price of $1,321 at the end of the second quarter. The Company realized an average gold price of $1,286 per ounce for gold sales during the third quarter of 2016, compared to an average realized gold price of $1,088 per ounce for the same period in 2015.
Revenue from spot sales during the third quarter of 2016 resulted in an average realized price of $1,331 per ounce whereas revenue recognized from the gold purchase and sale agreement (the "Streaming Agreement") with RGLD Gold AG ("RGLD") resulted in an average realized price of $905 per ounce.
Mining lease for high grade Mampon deposit received
On October 27, 2016, the Company announced that it had received a mining lease for the Mampon deposit ("Mampon") in Ghana. Mampon is a high grade, oxide deposit containing 45,000 ounces of gold at 4.60 grams per tonne. Following the receipt of the mining lease, the next step for the Company is to obtain an environmental permit. The Company expects to start mining Mampon in the first half of 2017.
Advance payment under Streaming Agreement received
During the quarter ended September 30, 2016, the Company received an advance payment of $20.0 million pursuant to the Streaming Agreement with RGLD. On October 3, 2016, the Company received an additional $20.0 million of scheduled advance payment. The final $10.0 million of scheduled advance payment is expected to be received in January 2017. Since the inception of the Streaming Agreement in July 2015, the Company has received total advance payments of $135.0 million which included the $20.0 million received on October 3, 2016.
Debt restructuring
During the first nine months of 2016, the Company entered into the following financing transactions to strengthen its Balance Sheet:

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On August 3, 2016, the Company completed a public offering of 40,000,000 common shares at a price of $0.75 per share. The underwriters for the offering exercised in full their option to purchase an additional 6,000,000 common shares. As a result, a total of 46,000,000 common shares were sold by the Company for gross proceeds of $34.5 million (net proceeds of $31.8 million).

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In addition, the Company completed a private placement of $65.0 million aggregate principal amount of the 7% Convertible Senior Notes due 2021 (the "7% Convertible Debentures"). As part of the offering of the 7% Convertible Debentures, the Company exchanged $42.0 million principal amount of its outstanding 5% Convertible Debentures due June 1, 2017 for an equal principal amount of the 7% Convertible Debentures. The principal amount exchanged is included in the total aggregate principal amount of the 7% Convertible Debentures issued. The Company did not receive any cash proceeds from the exchange. The net proceeds received from this private placement was $20.7 million.

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The net cash proceeds from the offering of common shares together with the net proceeds from the private placement of 7% Convertible Debentures were used to strengthen the Company's balance sheet by retiring certain outstanding indebtedness. In August 2016, the Company repaid the remaining outstanding balance of $22.4 million of its loan with Ecobank Ghana Limited. On August 3, 2016, the Company also repurchased $18.2 million principal amount of its 5% Convertible Debentures at face value. Total year to date repurchases of the 5% Convertible Debentures totaled $21.9 million in principal amount. As at September 30, 2016, $13.6 million principal amount of the 5% Convertible Debentures remain outstanding and will mature on June 1, 2017.

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In May 2016, the Company completed a bought deal transaction which resulted in 22,750,000 common shares sold at a price of $0.66 per share for gross proceeds of $15.0 million (net proceeds of $13.7 million). In May 2016, the Company also entered into an agreement with a significant current account creditor to settle $36.5 million of current liabilities. Under this agreement, the Company made a payment of $12.0 million in the second quarter of 2016 and deferred payment of the remaining $24.5 million until January 2018, after which the outstanding balance will be repaid in equal installments for 24 months commencing January 31, 2018. Interest of 7.5% per annum will accrue on the outstanding balance and will be payable beginning in January 2017.

Forward and collar contracts
During the first quarter of 2016, the Company initiated a gold hedging program to limit its exposure to the fluctuations in the gold price during the development phase of the Wassa Underground and Prestea Underground projects. On November 2, 2016, the Company has the following outstanding contracts: (i) forward sales contracts for 2,000 ounces (or 1,000 ounces per month in November and December 2016) at a gold price of $1,188 per ounce, and (ii) costless collars on 8,000 ounces with a floor price of $1,125 per ounce and a ceiling price ranging between $1,245 per ounce and $1,325 per ounce for period from November to December 2016. During the third quarter of 2016, the Company realized a loss of $1.3 million on settled contracts.

Appointment of Gil Clausen to the Board of Directors
On July 18, 2016, Golden Star further strengthen its board by appointing Gil Clausen. Mr. Clausen is the president and Chief Executive Officer of Brio Gold and former president and chief executive officer and director of Augusta Resource Corporation. He also serves as an independent director of Plata Latina Minerals Corporation. With over 30 years of executive, financial, developmental and operational industry experience, Mr. Clausen has been responsible for executing growth strategies for mining companies on a range of continents and across a variety of commodities.
Exploration update
During the quarter, Golden Star’s exploration program focused on stope definition at Wassa Underground and further Mineral Resource definition at Prestea South, which is one of the Prestea Open Pits.
Wassa Underground stope definition drilling totaled 10,300 metres for the third quarter of 2016, bringing the year to date drilling total to 20,800 metres. Drilling results for the F Shoot have determined that the higher grades are concentrated along fold noses, which plunge gently to the south. They have also demonstrated that the mineralized zones extend to the North, which indicates the potential to increase the deposit’s Mineral Resources. The majority of the F Shoot drilling is expected to be completed in the fourth quarter of 2016 and the focus of the drilling program is then expected to shift to the B Shoot.
Drilling at Prestea South concentrated on Mineral Resource definition within the planned oxide pit shells as well as strike extensions on several of the mineralized trends. Results have confirmed the mine plan and several holes have intersected mineralized zones outside the current pit limits along strike. During the fourth quarter drilling will focus on confirming these positive results and if it is successful, the exploration team will then conduct Mineral Resource definition drilling with the objective of further extending the mine life of the Prestea South pits.
Golden Star expects to provide an update on its exploration strategy in the first quarter of 2017.
DEVELOPMENT PROJECTS UPDATE
Wassa Underground development
Wassa Underground commenced pre-commercial production in early July 2016. The successful blasting of the first stope delivered the first ore from the new underground mine to the Wassa processing plant, where it was blended with ore from Wassa Main Pit.  Underground ore was mined using longitudinal longhole stoping, although the primary mining method that will be used in Wassa Underground is transverse stoping.
The development of Wassa Underground's infrastructure is at an advanced stage, with all surface infrastructure and plant modifications complete. Underground development has progressed sufficiently in order to accommodate the near term mine plan, including a twin decline and a ventilation system. Construction activities are expected to be complete at the end of the fourth quarter of 2016.
The first stope is in the upper part of the F Shoot, which is one of the more moderate grade areas of the underground mine.  Golden Star is using the F Shoot mineralization for test stoping and to complete the training of our underground personnel before the mine plan moves on to the higher grade B Shoot.
Initial gold production from the F Shoot was lower than anticipated due to higher than expected internal dilution within the stopes. Golden Star drilled 10,300 metres in this area during the quarter in order to update the short range block models and delineate the stopes more effectively.  With more informed stope design, the mining team will target the best areas of mineralization with minimal internal dilution during the fourth quarter of 2016.
Due to this focus on the F Shoot, Golden Star expects to begin mining the first stopes of the B Shoot in the first quarter of 2017.  This means that during the fourth quarter of 2016, only development ore will be mined and processed from the B Shoot and planned 2016 production from the B Shoot will be deferred until the first quarter of 2017.  Accordingly production from Wassa Underground in 2016 is now expected to be 11,000 - 15,000 ounces and the total production from Wassa (open pit and underground operations) is expected to be 100,000 - 112,000 ounces. Wassa's 2016 full year guidance for cash operating cost per ounce is expected to be $900 - $900. Golden Star’s consolidated production guidance remains unchanged at 180,000 - 205,000 ounces at a cash operating cost per ounce of $815 - $925.
This short term change in the mine plan is expected to allow for more ounces from the F Shoot to be mined than was previously anticipated, creating longer term upside.  Generating production from two sources of ore (the F Shoot and the B Shoot) will also minimize the risk of the underground operations during the first half of 2017, when Wassa Underground is still ramping up to its nameplate capacity. Wassa Underground is expected to achieve commercial production in early 2017.

The capital expenditures for Wassa Underground are shown in the table below:

(in millions of U.S. dollars)	Quarter-to-date	Year-to-date	Project-to-date
Capital spending	$5.5	$18.9	$38.6
Interest capitalized	0.9	2.1	4.6
Capital expenditures	$6.4	$21.0	$43.2
The Company continues to expect total capital expenditures of approximately $34 million to be incurred for the Wassa Underground in 2016.
Prestea
The Prestea mine consists of an underground mine that has been in existence for over 100 years along with adjacent surface deposits. The Prestea mine is located 16 km south of the Bogoso mine and processing plants in the town of Prestea. The underground mine is currently being refurbished and drive development commenced in the third quarter of 2016.  A number of high grade surface deposits exist to the south of the underground mine which the Company is currently mining and processing through the non-refractory processing plant.
Prestea Underground
Refurbishment work continued to progress as expected at the high grade Prestea Underground gold mine during the third quarter of 2016. With ore body development expected to begin in the fourth quarter of 2016, Golden Star appointed an underground mining contractor. Manroc Developments Inc. (“Manroc”) was selected following a competitive bid process, involving a number of large mining contractors.  Manroc specializes in Alimak stoping, a mechanized shrinkage mining method.  The contractor has worked on major projects on a variety of continents and its clients have included Barrick Gold Corporation, Goldcorp Inc. and Nyrstar.  Manroc has previously operated in Ghana and Tanzania.
Alimak stoping was selected as the mining method for Prestea Underground due to its safety and efficiency benefits over conventional shrinkage mining. Prestea Underground is a narrow, high grade deposit, with Mineral Reserves of 1.0Mt at 14.02g/t for 469,000 ounces and further exploration potential.
In line with the refurbishment plan, development of underground infrastructure commenced during the third quarter of 2016, with rehabilitation works along 24 Level to improve the track for high-speed haulage and the installation of new electrical and water supply services now complete. Work is continuing to advance with other engineering, procurement, rehabilitation and construction activities on-going, including the construction of a workshop and electrical bays and the slashing of existing drives to a size suitable for mechanized load-haul-dump equipment.
The winder upgrade is also progressing with manufacturing of key electrical and mechanical items, which combined with the shaft rehabilitation, will enable an increase in hoisting capacity to satisfy the production profile in 2017. The mining rate in the Prestea Underground Feasibility Study is 650 tonnes per day and the shaft’s capacity is 1,200 tonnes per day, so if further Mineral Reserves are delineated, there is potential for the mine’s production rate to be increased substantially. At the end of the third quarter of 2016, the rehabilitation of electrical infrastructure was well advanced.
Construction activities continue to advance according to schedule and stoping is expected to start in the second quarter of 2017, with commercial production anticipated to be declared in mid-2017.
The capital expenditures for Prestea Underground are shown in the table below:

(in millions of U.S. dollars)	Quarter-to-date	Year-to-date	Project-to-date
Capital spending	$11.1	$24.7	$30.7
Interest capitalized	0.3	1.3	2.5
Capital expenditures	$11.4	$26.0	$33.2
Construction capital expenditures of $63 million for the underground mine is expected. The Company continues to expect total capital expenditures of approximately $36 million to be incurred for the Prestea Underground in 2016, which is consistent with the 2016 guidance.

WASSA OPERATIONS
Through a 90% owned subsidiary Golden Star (Wassa) Limited, the Company owns and operates the Wassa open pit mine, located in the southwestern region of Ghana approximately 35 kilometers northeast of the town of Tarkwa, Ghana. Wassa has a non-refractory processing plant (“Wassa processing plant”) consisting of a carbon-in-leach ("CIL") system with a capacity of 2.7 million tonnes per annum. Ore from the Wassa mine is processed at the Wassa processing plant.

		Three Months Ended September 30,		Nine Months Ended September 30,
		2016	2015	2016	2015
WASSA FINANCIAL RESULTS
Revenue	$'000	$25,958	$31,702	$87,556	$89,429

Mine operating expenses	$'000	22,473	23,389	69,799	72,620
Severance charges	$'000	—	1,013	113	1,816
Royalties	$'000	1,488	1,617	4,713	4,506
Operating costs to metals inventory	$'000	(20)	(1,178)	(4,988)	(1,655)
Inventory net realizable value adjustment	$'000	—	—	—	1,524
Cost of sales excluding depreciation and amortization	$'000	23,941	24,841	69,637	78,811
Depreciation and amortization	$'000	3,464	3,713	10,892	10,454
Mine operating (loss)/margin	$'000	$(1,447)	$3,148	$7,027	$164

Capital expenditures	$'000	9,699	8,506	31,650	25,911

WASSA OPERATING RESULTS
Ore mined	t	607,577	728,046	1,864,777	2,042,079
Waste mined	t	2,742,260	2,658,218	7,816,301	7,708,452
Ore processed	t	699,006	635,332	1,913,706	1,875,128
Grade processed	g/t	1.09	1.51	1.29	1.36
Recovery	%	93.4	92.9	93.8	93.2
Gold produced	oz	22,290	28,848	75,105	76,871
Gold sold - Main Pit	oz	20,229	28,848	72,207	76,871
Gold sold - Underground	oz	2,202	—	3,195	—
Gold sold - Total	oz	22,431	28,848	75,402	76,871

Cash operating cost per ounce[1]	$/oz	1,110	770	898	923
1 See "Non-GAAP Financial Measures" section for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.
Three months ended September 30, 2016 compared to three months ended September 30, 2015
Production
Gold production was 22,290 ounces for the third quarter of 2016, a 23% decrease from the 28,848 ounces produced during the same period of 2015 as the increases in ore processed and ore recovery were more than offset by the lower ore grade. Ore grade was lower in the third quarter of 2016, consistent with management's expectations, due to mining in a lower ore grade zone compared to the same period in 2015.
Gold revenues
Gold revenues were $26.0 million for the third quarter of 2016, a 18% decrease compared to $31.7 million for the same period in 2015. The decrease was due to a 30% decrease in ounces of gold sold attributable to the Wassa Main Pit, offset by an increase in the average realized gold price to $1,283 per ounce in the third quarter of 2016, compared to $1,099 per ounce for the same quarter in 2015.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $23.9 million for the third quarter of 2016, compared to $24.8 million incurred during the same period in 2015. Cost of sales excluding depreciation and amortization was higher in the third quarter of

2015 as severance charges of $1.0 million were recognized in the third quarter of 2015 compared to $nil in the third quarter of 2016.
Depreciation and amortization
Depreciation and amortization for the third quarter of 2016 totaled $3.5 million, down 5% compared to the $3.7 million recorded for the same period in 2015 due to lower production in the third quarter of 2016.
Cash operating cost per ounce
Cash operating cost per ounce for the third quarter of 2016 totaled $1,110, up 44% from $770 in the same period of 2015. The higher cash operating cost per ounce was mainly due to a 30% decrease in gold sold attributable to the Wassa Main Pit as a result of a 28% decrease in ore grade processed due to mining in a lower ore grade zone.
Capital expenditures
Capital expenditures for the third quarter of 2016 totaled $9.7 million compared with $8.5 million during the same period in 2015. Sustaining capital expenditures were $1.3 million for both the three months ended September 30, 2016 and the three months ended September 30, 2015. Development capital expenditures were $8.4 million for the three months ended September 30, 2016 compared to $7.2 million in the same period in 2015. Development capital expenditures in the third quarter of 2016 included $6.4 million relating to the development of the Wassa Underground Mine and $1.9 million for the improvement of the tailings storage facility.
Nine months ended September 30, 2016 compared to nine months ended September 30, 2015
Production
Gold production was 75,105 ounces for the nine months ended September 30, 2016, a 2% decrease from the 76,871 ounces produced during the same period in 2015. Higher throughput and recovery in the first nine months of 2016 were offset by lower grade.
Gold revenues
Gold revenues were $87.6 million for the nine months ended September 30, 2016, compared to $89.4 million for the same period in 2015. The decrease was due to a 6% decrease in ounces of gold sold attributable to the Wassa Main Pit, offset by increase in the average realized gold price to $1,213 per ounce for the nine months ended September 30, 2016, compared to $1,163 per ounce for the nine months ended September 30, 2015.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $69.6 million for the nine months ended September 30, 2016, compared to $78.8 million incurred during the same period in 2015. The lower cost of sales was mainly related to the lower mine operating expenses, higher build up of inventories as a result of more material mined and lower severance charges. Furthermore, there was a $1.5 million writedown on inventories for the nine months ended September 30, 2015 compared to $nil in the same period of 2016.
Depreciation and amortization
Depreciation and amortization for the nine months ended September 30, 2016 totaled $10.9 million, up 4% compared to the $10.5 million recorded for the same period in 2015 due to lower production in the first nine months of 2016. The depreciation and amortization in the first nine months of 2016 was impacted by the lower reserve and resource estimates compared to the same period in 2015.
Cash operating cost per ounce
Cash operating cost per ounce for the nine months ended September 30, 2016 totaled $898, down 3% from $923 in the same period of 2015. The lower cash operating cost per ounce was due to a decline in processing cost per tonne as electricity costs were lower and efficiency on cyanide consumption improved.
Capital expenditures
Capital expenditures for the nine months ended September 30, 2016 were $31.7 million compared with $25.9 million during the same period in 2015. Sustaining capital expenditures were $4.3 million for the nine months ended September 30, 2016 compared to $5.3 million in the same period in 2015. Development capital expenditures were $27.4 million for the nine months ended September 30, 2016 compared to $20.6 million in the same period in 2015. Development capital expenditures in the first nine months included $21.0 million of expenditures relating to the development of the Wassa Underground Mine and $6.2 million for the improvement of the tailings storage facility.

BOGOSO/PRESTEA OPERATIONS
Through a 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Bogoso gold mining and processing operations and the Prestea mining operations located near the town of Prestea, Ghana. Bogoso/Prestea has a CIL processing facility which is suitable for treating non-refractory gold ore (“Non-refractory plant”) with capacity of up to 1.5 million tonnes per annum. Bogoso/Prestea also operated a gold ore processing facility with a capacity of 2.7 million tonnes of ore per annum, which used bio-oxidation technology to treat refractory ore (“Refractory plant”). The Company suspended the refractory operation at the end of the third quarter of 2015.
The Prestea mining operations consists of an existing underground mine, neighbouring open pit deposits and associated support facilities. Bogoso/Prestea currently processes the Prestea open pit ore through the non-refractory plant. Ore feed from the open pit operations commenced in the third quarter of 2015. The Prestea underground mine is currently being refurbished and development commenced in 2016.

		Three Months Ended September 30,		Nine Months Ended September 30,
		2016	2015	2016	2015
BOGOSO/PRESTEA FINANCIAL RESULTS
Revenue	$'000	$29,553	$24,750	$80,479	$109,338

Mine operating expenses	$'000	19,959	30,963	56,025	110,741
Severance charges	$'000	—	—	(184)	13,041
Royalties	$'000	1,515	1,294	4,131	5,526
Operating costs to metals inventory	$'000	(807)	(1,899)	(987)	(1,979)
Cost of sales excluding depreciation and amortization	$'000	20,667	30,358	58,985	127,329
Depreciation and amortization	$'000	1,647	1,812	4,151	19,831
Mine operating margin/(loss)	$'000	$7,239	$(7,420)	$17,343	$(37,822)

Capital expenditures	$'000	11,913	9,283	28,883	17,414

BOGOSO/PRESTEA OPERATING RESULTS
Ore mined refractory	t	—	60,533	—	1,230,333
Ore mined non-refractory	t	469,075	179,186	1,158,409	179,186
Total ore mined	t	469,075	239,719	1,158,409	1,409,519
Waste mined	t	1,212,431	605,715	3,424,962	2,709,071
Refractory ore processed	t	—	435,185	—	1,520,541
Refractory ore grade	g/t	—	1.66	—	2.15
Gold recovery - refractory ore	%	—	60.4	—	67.5
Non-refractory ore processed	t	386,621	289,346	1,126,559	1,091,364
Non-refractory ore grade	g/t	2.20	1.35	2.12	1.02
Gold recovery - non-refractory ore	%	82.7	68.0	84.2	51.6
Gold produced - refractory	oz	—	15,648	—	75,939
Gold produced - non-refractory	oz	22,684	7,402	65,546	17,465
Gold produced - total	oz	22,684	23,050	65,546	93,404
Gold sold - refractory	oz	—	15,648	—	75,939
Gold sold - non-refractory	oz	22,930	7,402	65,624	17,465
Gold sold - total	oz	22,930	23,050	65,624	93,404

Cash operating cost per ounce [1]	$/oz	835	1,261	839	1,164
1 See "Non-GAAP Financial Measures" section for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.

Three months ended September 30, 2016 compared to three months ended September 30, 2015
Production
Bogoso/Prestea non-refractory gold production was 22,684 ounces for the third quarter of 2016, compared to 7,402 ounces for the same period in 2015 when non-refractory ounces were limited due to the commencement of mining and processing of the Prestea oxide ore in the third quarter of 2015. Refractory gold production, which was suspended at the end of the third quarter of 2015, produced 15,648 ounces of gold during the third quarter of 2015.
Gold revenues
Gold revenues for the third quarter of 2016 were $29.6 million, up 19% from $24.8 million in the third quarter of 2015 as a result of a 20% increase in average realized gold price. The realized gold price averaged $1,289 per ounce in the third quarter of 2016, compared with $1,074 per ounce in the same period in 2015. Gold sold totaled 22,930 ounces in the third quarter of 2016, similar to the 23,050 ounces sold in the same period of 2015.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $20.7 million for the third quarter of 2016, down from $30.4 million for the same period in 2015. Mine operating expenses totaled $20.0 million in the third quarter of 2016, 36% lower than the $31.0 million incurred during the same period in 2015 mainly as a result of processing material exclusively from the lower cost non-refractory plant in the third quarter of 2016.
Depreciation and amortization
Depreciation and amortization expense of $1.6 million for the third quarter of 2016 was 11% lower than the $1.8 million for the third quarter of 2015 due to lower production and higher reserve and resource estimates at the Bogoso/Prestea operation compared to the same period in 2015.
Cash operating cost per ounce
Cash operating cost per ounce was $835 for the third quarter of 2016, compared to $1,261 for the same period in 2015. This 34% decrease in cash operating costs per ounce is due to the change in cost profile at Prestea. Mining and processing costs in the third quarter of 2016 were attributable to the lower cost non-refractory operation whereas 68% of gold sold in the same period in 2015 was attributable to the higher cost, higher power consuming refractory operation.
Capital expenditures
Capital expenditures for the third quarter of 2016 were $11.9 million compared to $9.3 million incurred during the same period in 2015 as a result of an increase in development capital expenditures. Development capital expenditures increased to $11.4 million in the third quarter of 2016 compared to $8.8 million in the same period in 2015. Development capital expenditures in the third quarter of 2016 were spent on the Prestea Underground Mine.
Nine months ended September 30, 2016 compared to nine months ended September 30, 2015
Production
Bogoso/Prestea non-refractory gold production was 65,546 ounces for the nine months ended September 30, 2016, compared to 17,465 ounces for the same period in 2015 when non-refractory ounces were limited due to the commencement of mining and processing of the Prestea oxide ore in the third quarter of 2015. Refractory gold production, which was suspended at the end of the third quarter of 2015, produced 75,939 ounces of gold during the first nine months of 2015.
Gold revenues
Gold revenues for the nine months ended September 30, 2016 were $80.5 million compared to $109.3 million for the same period in 2015. Gold sold totaled 65,624 ounces in the nine months ended September 30, 2016, down 30% from 93,404 ounces sold in the same period in 2015 as a result of the suspension of the high cost refractory operation in the third quarter of 2015. The realized gold price was up 5%, averaging $1,226 per ounce in the nine months ended September 30, 2016, compared to $1,171 per ounce in the same period in 2015.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $59.0 million for the nine months ended September 30, 2016, down 54% from the $127.3 million for the same period in 2015. Mine operating expenses totaled $56.0 million for the nine months ended September 30, 2016, 49% lower than the $110.7 million incurred during the same period in 2015 mainly as a result of less ore mined and processed and the $13.0 million of severance charges in the nine months ended September 30, 2015.

Depreciation and amortization
Depreciation and amortization expense decreased to $4.2 million for the nine months ended September 30, 2016, compared to $19.8 million for the same period in 2015. The lower depreciation and amortization expense for the nine months ended September 30, 2016 was due to lower production in the first nine months of 2016 and higher reserve and resource estimates compared to the same period in 2015.
Cash operating cost per ounce
Cash operating cost per ounce was $839 for the nine months ended September 30, 2016, compared to $1,164 for the same period in 2015. This 28% decrease in cash operating costs per ounce is due to the change in cost profile as a result of mining oxide, non-refractory ore at Prestea compared to refractory ore at Bogoso during 2015. Mining and processing costs in the first nine months of 2016 were attributable to the lower cost non-refractory operation whereas 81% of gold sold in the same period in 2015 was attributable to the higher cost, higher power consuming refractory operation.
Capital expenditures
Capital expenditures for the nine months ended September 30, 2016 were $28.9 million compared to $17.4 million during the same period in 2015. Development capital expenditures were $26.0 million in the first nine months of 2016 compared to $16.4 million in the same period in 2015. Development capital expenditures in the first nine months of 2016 were all attributable to the Prestea Underground Mine.
SUMMARIZED QUARTERLY FINANCIAL RESULTS

	Three Months Ended,
(Stated in thousands of U.S dollars except per share data)	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014
Revenues	$55,511	$51,457	$61,067	$56,420	$56,452	$65,796	$76,519	$86,586
Cost of sales excluding depreciation and amortization	44,608	42,956	41,058	39,354	55,199	78,738	72,203	71,410
Net (loss)/earnings	(23,792)	(22,836)	2,314	14,217	(8,526)	(68,988)	(15,113)	(53,545)
Net (loss)/earnings attributable to shareholders of Golden Star	(23,110)	(22,034)	2,051	13,781	(6,832)	(61,503)	(13,127)	(48,155)
Net (loss)/earnings per share attributable to shareholders of Golden Star:
- Basic and diluted	$(0.07)	(0.08)	$0.01	$0.05	$(0.03)	$(0.24)	$(0.05)	$(0.19)

LIQUIDITY AND FINANCIAL CONDITION
The Company held $17.5 million in cash and cash equivalents as of September 30, 2016, down from $35.1 million at December 31, 2015. The Company received an additional $20.0 million scheduled advance payment from RGLD on October 3, 2016 . The December 31, 2015 cash balance included the $20.0 million scheduled advance payment from RGLD on December 31, 2015. During the nine months ended September 30, 2016, operations provided $28.0 million, investing activities used $66.5 million and financing activities provided $20.9 million of cash.
Before working capital changes, operations provided $51.6 million of operating cash flow during the nine months ended September 30, 2016, compared to $23.7 million provided by operations in the same period in 2015. Advance payment of $40.0 million was received from RGLD pursuant to the Streaming Agreement during the first nine months of 2016 compared to $55.0 million for the same period in 2015. Cash provided by operations increased primarily due to a higher mine operating margin during the first nine months of 2016 compared to the same period in 2015, offset by $15.0 million decrease in advance payment from RGLD.
Working capital used $23.5 million during the first nine months of 2016, compared to $23.8 million provided by working capital in the same period in 2015. The working capital changes in the first nine months of 2016 related to a $16.6 million decrease in accounts payable and accrued liabilities, a $7.1 million increase in inventory, and a $0.3 million increase in accounts receivable, offset by a $0.5 million increase in prepaid and other. The reduction of accounts payable and accrued liabilities included a payment of $12.0 million to a vendor pursuant to an agreement reached in the second quarter of 2016. There is $24.5 million in payables remaining with this vendor which is payable in 24 equal monthly installments starting in January 2018 which has been reclassified as long-term debt.
Investing activities used $66.5 million during the first nine months of 2016, which included $21.0 million on the development of the Wassa Underground Mine, $26.0 million on the development of the Prestea Underground Mine, $6.2 million on the expansion of the tailings storage facility at Wassa and $2.9 million on the Prestea open pit mines.
Financing activities provided $20.9 million cash in 2016 compared to $14.2 million used in 2015. Financing activities for the nine months ended September 30, 2016 included net proceeds of $13.7 million from the bought deal in May 2016, net proceeds of $31.8 million from the equity offering in August 2016 and net proceeds of $20.7 million from the private offering of the 7% Convertible Debentures. Cash flow used for financing activities included $19.9 million repurchase of the 5% Convertible Debentures and $22.4 million repayment on the Ecobank loan II.
LIQUIDITY OUTLOOK
As of September 30, 2016, the Company had $17.5 million in cash and a working capital deficit of $59.0 million. Excluding the non-cash deferred revenue, the working capital deficit was $41.6 million compared to $54.2 million at December 31, 2015.
During the nine months ended September 30, 2016, the Company bought back $19.9 million principal of the 5% Convertible Debentures. Furthermore, there was $42.0 million in exchange of the 5% Convertible Debentures for an equal principal amount of the 7% Convertible Debentures during the third quarter of 2016. As a result, the outstanding balance on the 5% Convertible Debentures that are due on June 1, 2017 has been reduced to a principal amount of $13.6 million.
The Streaming Agreement with RGLD consists of a $145.0 million gold stream, of which $135.0 million (including $20.0 million received on October 3, 2016) has been received to date. The Company expects to receive the remaining $10.0 million in stream payments upon satisfaction of the development progress of the Wassa and Prestea underground mines.
In addition to cash operating costs, the Company pays a 5% royalty to the Government of Ghana, reclamation expenditures, corporate general and administration expenditures, interest and principal payments on long term debt and capital expenditures.
The Company expects to incur $20.0 million on capital expenditures during the remainder of 2016, of which approximately $17.0 million is development capital expenditure and approximately $3.0 million is sustaining capital expenditure. If gold prices fall significantly from current levels, the Company could defer some of the development capital expenditure to meet its obligations.
The Company expects that the existing cash balance, the remaining proceeds from the Streaming Agreement combined with the expected mine operating margin will be sufficient to fund operations and capital expenditures as required for the development of the Wassa Underground and the Prestea Underground Mines.
The Company has $13.6 million principal amount of the 5% Convertible Debentures due on June 1, 2017. On maturity, the Company may, at its option, satisfy the repayment obligation by paying the principal amount of the 5% Convertible Debentures in cash or, subject to certain limitations, by issuing that number of the Company’s common shares obtained by dividing the principal amount of the 5% Convertible Debentures outstanding by 95% of the weighted average trading price of the Company’s common shares on the NYSE MKT for the 20 consecutive trading days ending five trading days preceding the maturity due date (the “Current Market Price”) provided that the aggregate maximum number of common shares to be issued may not exceed 19.99% of the issued and outstanding common shares as of the original issue date of the 5% Convertible Debentures. If the Company elects to repay the principal amount of the 5% Convertible Debentures at maturity by issuing common shares, and the Company is limited under the terms of the indenture from issuing a number of common shares sufficient to fully repay the 5% Convertible Debentures outstanding at maturity, the Company is required to pay the balance owing in cash, based on the difference between the principal amount of the 5% Convertible Debentures outstanding and the value of the common shares (based on the Current Market Price) delivered in repayment of the 5% Convertible Debentures.
The Company intends to settle the remaining balance of $13.6 million of its 5% Convertible Debentures in cash. However, the Company may decide to settle the balance in shares or a combination of shares and cash depending on expected gold price, the Company’s cash balance prior to maturity, the Company’s share price prior to maturity and the expected future cash flow generated by operations. Failure by the Company to repay the 5% Convertible Debentures may cause the Company to delay or indefinitely postpone development activities or may cause the Company to suspend or terminate its operations or development activities, any of which could have a material adverse effect on the Company’s results of operations and financial conditions.
TABLE OF CONTRACTUAL OBLIGATIONS

	Payment due by period
(Stated in thousands of U.S dollars)	Less than 1 Year	1 to 3 years	4 to 5 years	More than 5 Years	Total
Accounts payable and accrued liabilities	$87,603	$—	$—	$—	$87,603
Debt [1]	14,504	15,364	97,266	—	127,134
Interest on long term debt	782	15,860	15,023	—	31,665
Purchase obligations	17,729	—	—	—	17,729
Rehabilitation provisions[2]	4,687	19,512	26,313	31,679	82,191
Total	$125,305	$50,736	$138,602	$31,679	$346,322

[1]
Includes the outstanding repayment amounts from the 5% Convertible Debentures maturing in June 2017, the 7% Convertible Debentures maturing in August 2021, the loan from Royal Gold, the finance leases and the vendor agreement.

[2]	Rehabilitation provisions indicates the expected undiscounted cash flows for each period.

RELATED PARTY TRANSACTIONS
There were no material related party transactions in the nine months ended September 30, 2016 and 2015 other than compensation of key management personnel which is presented in the table below. Key management personnel are defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are made on terms equivalent to those prevailing in an arm's length transaction.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Salaries, wages, and other benefits	$531	$508	$1,720	$1,902
Bonuses	284	327	815	983
Share-based compensation	4,493	97	11,523	664
	$5,308	$932	$14,058	$3,549
OFF-BALANCE SHEET ARRANGEMENTS
The Company has no material off-balance sheet arrangements.
NON-GAAP FINANCIAL MEASURES
In this MD&A, we use the terms "cash operating cost", “cash operating cost per ounce”, "all-in sustaining costs", "all-in sustaining costs per ounce", "adjusted net earnings/(loss) attributable to Golden Star shareholders","adjusted earnings/(loss) per share attributable to Golden Star shareholders" and "cash provided by operations before working capital changes".
“Cost of sales excluding depreciation and amortization” as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.
“Cash operating cost” for a period is equal to “Cost of sales excluding depreciation and amortization” for the period less royalties, the cash component of metals inventory net realizable value adjustments and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold during the period. We use cash operating cost per ounce as a key operating indicator. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
"All-in sustaining costs" commences with cash operating costs and then adds sustaining capital expenditures, corporate general and administrative costs (excluding non-cash share-based compensation expenses), mine site exploratory drilling and greenfield evaluation costs and environmental rehabilitation costs. "All-in sustaining costs per ounce" is that amount divided by the number of ounces of gold sold during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability. Non-cash share-based compensation expenses are now also excluded from the calculation of all-in sustaining costs as the Company believes that such expenses may not be representative of the actual payout on equity and liability based awards. Non-cash share-based compensation expenses were previously included in the calculation of all-in sustaining costs. The Company has presented comparative figures to conform with the computation of all-in sustaining costs as currently calculated by the Company.
The Company believes that “all-in sustaining costs” will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and also the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. The table below reconciles these non-GAAP measures to the most directly comparable IFRS measures and, where applicable, previous periods have been recalculated to conform to the current definition.
The table below reconciles consolidated cost of sales excluding depreciation and amortization to cash operating cost per ounce and all-in sustaining costs per ounce:

(Stated in thousands of U.S dollars except cost per ounce data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Cost of sales excluding depreciation and amortization	$44,608	$55,199	$128,622	$206,140
Severance charges	—	(1,013)	71	(14,857)
Royalties	(3,003)	(2,911)	(8,844)	(10,032)
Metals inventory net realizable value adjustment	—	—	—	(1,524)
Cash operating costs	41,605	51,275	119,849	179,727
Royalties	3,003	2,911	8,844	10,032
Metals inventory net realizable value adjustment	—	—	—	1,524
Accretion of rehabilitation provision	342	440	1,026	1,321
General and administrative costs, excluding share-based compensation	2,944	3,528	9,071	9,930
Sustaining capital expenditures	1,850	1,815	7,114	6,312
All-in sustaining costs	$49,744	$59,969	$145,904	$208,846

Ounces sold [1]	43,159	51,898	137,831	170,275
Cost per ounce measures ($/oz):
Cash operating cost per ounce	964	988	870	1,056
All-in sustaining cost per ounce	1,153	1,151	1,059	1,237
The tables below reconciles cost of sales excluding depreciation and amortization to cash operating costs per ounce for each of the operating mines:

	Three Months Ended September 30, 2016

(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Bogoso/Prestea	Combined
Cost of sales excluding depreciation and amortization	$23,941	$20,667	$44,608
Royalties	(1,488)	(1,515)	(3,003)
Cash operating costs	$22,453	$19,152	$41,605

Ounces sold [1]	20,229	22,930	43,159

Cash operating cost per ounce	$1,110	$835	$964
1 For the calculation of cash operating cost per ounce and all-in sustaining cost per ounce, Wassa ounces sold only include those attributable to the Wassa Main Pit. The ounces mined from the Wassa Underground is excluded since it's not yet in commercial production. As such, Wassa Underground expenditures are capitalized net of revenues.

	Nine Months Ended September 30, 2016

(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Bogoso/Prestea	Combined
Cost of sales excluding depreciation and amortization	$69,637	$58,985	$128,622
Severance charges	(113)	184	71
Royalties	(4,713)	(4,131)	(8,844)
Cash operating costs	$64,811	$55,038	$119,849

Ounces sold [1]	72,207	65,624	137,831

Cash operating cost per ounce	$898	$839	$870

	Three Months Ended September 30, 2015

(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Bogoso/Prestea	Combined
Cost of sales excluding depreciation and amortization	$24,841	$30,358	$55,199
Severance charges	(1,013)	—	(1,013)
Royalties	(1,617)	(1,294)	(2,911)
Metals inventory net realizable value adjustment	—	—	—
Cash operating costs	$22,211	$29,064	$51,275

Ounces sold [1]	28,848	23,050	51,898

Cash operating cost per ounce	$770	$1,261	$988

	Nine Months Ended September 30, 2015

(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Bogoso/Prestea	Combined
Cost of sales excluding depreciation and amortization	$78,811	$127,329	$206,140
Severance charges	(1,816)	(13,041)	(14,857)
Royalties	(4,506)	(5,526)	(10,032)
Metals inventory net realizable value adjustment	(1,524)	—	(1,524)
Cash operating costs	$70,965	$108,762	$179,727

Ounces sold [1]	76,871	93,404	170,275

Cash operating cost per ounce	$923	$1,164	$1,056
1 For the calculation of cash operating cost per ounce and all-in sustaining cost per ounce, Wassa ounces sold only include those attributable to the Wassa Main Pit. The ounces mined from the Wassa Underground is excluded since it's not yet in commercial production. As such, Wassa Underground expenditures are capitalized net of revenues.
"Cash provided by operations before working capital changes" is calculated by subtracting the "Changes in working capital" from "Net cash provided by operating activities" as found in the statements of cash flows.
We use cash operating cost per ounce and cash (used in)/provided by operations before working capital changes as key operating indicators. We monitor these measures monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. These measures are also compared against budget to alert management of trends that may cause actual results to deviate from planned operational results. We provide these measures to the investors to allow them to also monitor operational efficiencies of the mines owned by the Company. We calculate these measures for both individual operating units and on a consolidated basis.
Cash operating cost per ounce and cash provided by operations before working capital changes should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
Adjusted net earnings/(loss) attributable to Golden Star shareholders
The table below shows the reconciliation of net earnings/(loss) attributable to Golden Star shareholders to adjusted net earnings/(loss) attributable to Golden Star shareholders and adjusted earnings/(loss) per share attributable to Golden Star shareholders:

(Stated in thousands of U.S dollars except per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Net loss attributable to Golden Star shareholders	$(23,110)	$(6,832)	$(43,093)	$(81,462)
Add back:
Share-based compensation expenses	6,426	(229)	16,166	1,830
Loss/(gain) on fair value of financial instruments	5,784	(5,056)	26,516	(54)
Loss on repurchase of 5% Convertible Debentures, net	12,048	—	11,594	—
Severance charges	—	1,013	(71)	14,857
Impairment charges	—	—	—	34,396
	1,148	(11,104)	11,112	(30,433)
Adjustments attributable to non-controlling interest	—	(101)	7	(4,925)
Adjusted net earnings/(loss) attributable to Golden Star shareholders	$1,148	$(11,205)	$11,119	$(35,358)

Adjusted earnings/(loss) per share attributable to Golden Star shareholders
Basic and diluted	$0.01	$(0.04)	$0.04	$(0.14)
Weighted average shares outstanding - basic (millions)	325.3	259.7	269.7	259.6
Weighted average shares outstanding - diluted (millions)	325.3	259.7	269.7	259.6
In order to indicate to stakeholders the Company's earnings excluding the non-cash loss on the fair value of the 5% Convertible Debentures, non-cash loss on the fair value of the derivative liability relating to the 7% Convertible Debentures, non-cash loss on repurchase of the 5% Convertible Debentures, non-cash impairment charges, non-cash gain on reduction of asset retirement obligations, non-cash share-based compensation expenses, and severance charges, the Company calculates "adjusted net earnings/(loss) attributable to Golden Star shareholders" and "adjusted earnings/(loss) per share attributable to Golden Star shareholders" to supplement the unaudited condensed interim consolidated financial statements.
Adjusted net earnings/(loss) attributable to Golden Star shareholders and adjusted earnings/(loss) per share attributable to Golden Star shareholders should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
OUTSTANDING SHARE DATA
As of November 2, 2016, there were 328,745,758 common shares of the Company issued and outstanding, 16,118,582 stock options outstanding, 5,733,986 deferred share units outstanding, 5,000,000 warrants outstanding, 5% Convertible Debentures which are convertible into an aggregate of 8,249,091 common shares and 7% Convertible Debentures which are convertible into an aggregate of 72,222,222 common shares.

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
The critical accounting estimates and assumptions are disclosed in Note 4 of the audited consolidated financial statements for the year ended December 31, 2015.
CHANGES IN ACCOUNTING POLICIES
The changes in accounting policies and standards, interpretations and amendments not yet effective are disclosed in Note 3 of the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2016.
FINANCIAL INSTRUMENTS

(Stated in thousands of U.S dollars)	Fair value at September 30, 2016	Basis of measurement	Associated risks
Cash and cash equivalents	$17,494	Loans and receivables	Interest/Credit/Foreign exchange
Accounts receivable	5,464	Loans and receivables	Foreign exchange/Credit
Trade and other payables	77,262	Amortized cost	Foreign exchange/Interest
Derivative liabilities	4,324	Fair value through profit and loss	Market price
Equipment financing facility	1,771	Amortized cost	Interest
Finance leases	2,220	Amortized cost	Interest
5% Convertible Debentures	13,145	Fair value through profit and loss	Interest
7% Convertible Debentures	50,817	Amortized cost	Interest
Royal Gold loan, net of fees	18,416	Amortized cost	Interest
Vendor agreement	22,156	Amortized cost	Interest/Foreign exchange
Long term derivative liability	15,600	Fair value through profit and loss	Market price
Loans and receivables - Cash and cash equivalents and accounts receivables mature in the short term and approximate their fair values.
Amortized costs - Trade and other payables, the 7% Convertible Debentures, the Royal Gold loan, the vendor agreement, the equipment financing facility and the finance leases approximate their carrying values as the interest rates are comparable to current market rates. Carrying value of the vendor agreement has been discounted to reflect its fair value.
Fair value through profit or loss
Warrants - The fair value of the warrants is estimated using a Black-Scholes model. For the three and nine months ended September 30, 2016, revaluation losses of $0.8 million and $2.8 million were recorded respectively.
Non-hedge derivative instruments - The fair value of the non-hedge derivative instruments is estimated based on the Black-Scholes model. For the three and nine months ended September 30, 2016, a revaluation gain of $1.6 million and a revaluation loss of $1.1 million were recorded on collars and forward contracts that have not been settled.
5% Convertible Debentures - The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued using a Black Scholes model. The risk free interest rate used in the fair value computation is the interest rate on the US treasury rate with maturity similar to the remaining life of the 5% Convertible Debentures. The discount rate used is determined by adding the risk premium to the risk free interest rate. A market-based volatility rate was also applied to the fair value computation. For the three and nine months ended September 30, 2016, revaluation losses of $1.9 million and $17.1 million were recorded respectively. Realized loss on repurchase of $12.0 million and $11.6 million were recorded respectively for the three and nine months ended September 30, 2016.
Long term derivative liability - The fair value of the derivative liability relating to the 7% Convertible Debentures is estimated using a convertible note valuation model. For the three months ended September 30, 2016, revaluation losses of $3.3 million was recorded.
DISCLOSURES ABOUT RISKS
The Company's exposure to significant risks include, but are not limited to, the following risks: change in interest rates on our debt, change in foreign currency exchange rates, commodity price fluctuations, liquidity risk and credit risk. In recognition of the Company's outstanding accounts payable, the Company cannot guarantee that vendors or suppliers will not suspend or deny delivery of products or services to the Company. For a complete discussion of the risks, refer to the Company's Annual Information Form for the year ended December 31, 2015 available on the SEDAR website at www.sedar.com.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of September 30, 2016, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company's design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this MD&A.
ADDITIONAL INFORMATION
Additional information regarding the Company, including the Company's Annual Information Form for the year ended December 31, 2015, is available under the Company's profile on SEDAR at www.sedar.com.